EXHIBIT 99.2

WASHINGTON MUTUAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED DIVIDENDS

	Three Months Ended March 31,
	2007	2006
	(dollars in millions)
Earnings, including interest on deposits(1):
Income from continuing operations before income taxes	$1,240	$1,535
Fixed charges	2,970	2,586
	$4,210	$4,121
Preferred dividend requirement	$7	$–
Ratio of income from continuing operations before income taxes to net income from continuing operations	1.58	1.57
Preferred dividends(2)	$12	$–
Fixed charges(1)(3):
Interest expense	$2,927	$2,540
Estimated interest component of net rental expense	43	46
	2,970	2,586
Fixed charges and preferred dividends	$2,982	$2,586
Ratio of earnings to fixed charges and preferred dividends	1.41	1.59
Earnings, excluding interest on deposits(1):
Income from continuing operations before income taxes	$1,240	$1,535
Fixed charges	1,198	1,365
	$2,438	$2,900
Preferred dividends(2)	$12	$–
Fixed charges(1)(3):
Interest expense	$2,927	$2,540
Less: interest on deposits	(1,772)	(1,221)
Estimated interest component of net rental expense	43	46
	1,198	1,365
Fixed charges and preferred dividends	$1,210	$1,365

Ratio of earnings to fixed charges and preferred dividends	2.01	2.12

(1)                 As defined in Item 503(d) of Regulation S-K.

(2)                 The preferred dividends were increased to amounts representing the pretax earnings that would be required to cover such dividend requirements.

(3)                 Fixed charges exclude interest expense on uncertain tax positions which is included as a component of income taxes in the Consolidated Statements of Income.